UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

AtriCure, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

04963C209

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 04963C209	13G

1	NAMES OF REPORTING PERSONS. Camden Partners Strategic II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 731,791
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 731,791
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 731,791
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.5%
12	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 645526104	13G

1	NAMES OF REPORTING PERSONS. Camden Partners Strategic Fund II-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 731,791
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 731,791
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 731,791
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.5%
12	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 645526104	13G

1	NAMES OF REPORTING PERSONS. Camden Partners Strategic Fund II-B, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 731,791
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 731,791
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 731,791
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.5%
12	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 645526104	13G

1	NAMES OF REPORTING PERSONS. Camden Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 731,791
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 731,791
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 731,791
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.5%
12	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 645526104	13G

1	NAMES OF REPORTING PERSONS. Donald W. Hughes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 731,791
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 731,791
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 731,791
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.5%
12	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 645526104	13G

1	NAMES OF REPORTING PERSONS. David L. Warnock
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 731,791
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 731,791
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 731,791
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.5%
12	TYPE OF REPORTING PERSON (see instructions) IN

This Amendment No. 4 to Schedule 13G (“Amendment No. 4”) relating to AtriCure, Inc. (the “Issuer”) is being filed on behalf of the undersigned to amend the Schedule 13G filed with the Commission on December 31, 2005 (as previously amended, the “Schedule 13G”). Capitalized terms used and not defined herein have the same meaning as in the Schedule 13G. Except as provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule 13G.

Item 2(a). Name of Person Filing:

Item 2(a) is hereby deleted and replaced in its entirety by the following:

This statement is filed on behalf of (each a “Reporting Person”): Camden Partners Strategic II, LLC (“CPS II”), Camden Partners Strategic Fund II-A, L.P. (“Fund II-A”), Camden Partners Strategic Fund II-B, L.P. (“Fund II-B” and together with Fund II-A, the “Funds”), Camden Partners Holdings, LLC (“CPH”), Donald W. Hughes (“Hughes”) and David L. Warnock (“Warnock”).

Item 4. Ownership.

Item 4 is hereby deleted and replaced in its entirety by the following:

(a) Amount beneficially owned:

CPS II is the sole general partner of each of the Funds. Hughes and Warnock (collectively, the “Managing Members”) are each managing members of CPS II. CPH is a management company associated with the Funds. The limited partnership agreement for each of the Funds provides that any securities that are acquired by both of the Funds shall be sold or otherwise disposed of at substantially the same time, on substantially the same terms and in amounts proportionate to the size of each of the Funds’ respective investments. The limited partnership agreement for Fund II-A provides that it will invest on a side-by-side basis with Fund II-B. Notwithstanding these provisions, there is no agreement between the Funds that provides the other with any right to enforce these provisions. CPH, the Funds and the Managing Members each disclaims being members of a group pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act.

Because of their relationship as affiliated entities, each of the Funds and CPH may be deemed to own beneficially the securities held of record by each other. Each of the Funds and CPH hereby disclaim beneficial ownership of any securities not held of record by it. As the sole general partner of the Funds, CPS II may be deemed to own beneficially the securities held of record by each of the Funds. CPS II disclaims beneficial ownership of any securities not held of record by it, except to the extent of its pecuniary interest therein. The Managing Members may be deemed to own beneficially the securities held of record by each of the Funds and CPH. Each of the Managing Members hereby disclaims beneficial ownership of any securities not held of record by him, except to the extent of his pecuniary interest therein.

Fund II-A is the holder of record of 585,405 shares of the Issuer’s Common Stock. Fund II-B is the holder of record of 34,727 shares of Issuer’s Common Stock. CPH is the holder of record of 111,659 shares of the Issuer’s Common Stock.

(b) Percent of class: All calculations of beneficial ownership percentages are based on the Issuer’s report of having 21,019,410 shares of Common Stock issued and outstanding as of October 31, 2013, as reported by the issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2013. The percentages of beneficial ownership reported herein reflect the beneficial ownership if each of the Reporting Persons is deemed to be the beneficial owner of all of the shares of Common Stock held of record by the Funds.

CPS II	3.5%
Fund II-A	3.5%
Fund II-B	3.5%
CPH	3.5%
Hughes	3.5%
Warnock	3.5%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

CPS II	0
Fund II-A	0
Fund II-B	0
CPH	0
Hughes	0
Warnock	0

(ii) Shared power to vote or to direct the vote

CPS II	731,791
Fund II-A	731,791
Fund II-B	731,791
CPH	731,791
Hughes	731,791
Warnock	731,791

(iii) Sole power to dispose or to direct the disposition of

CPS II	0
Fund II-A	0
Fund II-B	0
CPH	0
Hughes	0
Warnock	0

(iv) Shared power to dispose or to direct the disposition of

CPS II	731,791
Fund II-A	731,791
Fund II-B	731,791
CPH	731,791
Hughes	731,791
Warnock	731,791

Item 5. Ownership of Five Percent or Less of a Class.

Item 5 is hereby deleted and replaced in its entirety by the following:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☒.

Exhibits

The reference to Exhibit 1 is hereby deleted and replaced in its entirety by the following:

Exhibit 1 – Agreement of Joint Filing (attached).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2014

Camden Partners Strategic Fund II-A, L.P.

By:	Camden Partners Strategic II, LLC
Its:	General Partner

By:	/s/ David L. Warnock
David L. Warnock
Managing Member

Camden Partners Strategic Fund II-B, L.P.

By:	Camden Partners Strategic II, LLC
Its:	General Partner

By:	/s/ David L. Warnock
David L. Warnock
Managing Member

Camden Partners Strategic II, LLC

By:	/s/ David L. Warnock
David L. Warnock
Managing Member

Camden Partners Holdings, LLC

By:	/s/ David L. Warnock
David L. Warnock
Managing Member

Donald W. Hughes

/s/ Donald W. Hughes

David L. Warnock

/s/ David L. Warnock